May 31, 2024

Via EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Mr. Morgan Youngwood

Mr. Stephen Krikorian

Re: TEGNA Inc.

Form 10-K for the Year Ended December 31, 2023

Filed February 29, 2024

Form 8-K

Filed February 29, 2024

File No. 001-06961

Dear Mr. Youngwood and Mr. Krikorian,

TEGNA Inc. (“TEGNA”, “we”, or the “Company”) has received the comment letter dated May 6, 2024 from the staff of the Division of Corporation Finance (the “Staff”), and the following represents our response to the Staff’s comment. For your ease of reference, we have included the Staff’s original comment below and have provided our response after the comment.

Form 10-K for the fiscal year ended December 31, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations Operating Free Cash Flow Reconciliation Page 40

1. We note your response to prior comment 2. Please clarify how changing the name of a measure used to review the performance of your business to "Adjusted free cash flow" reflects its nature (i.e., as a non-GAAP performance measure). In addition, explain how presenting this measure for a two-year period is consistent with the requirement per Item 10(e)(1)(i)(B) of Regulation S-K to reconcile a non-GAAP measure to the most directly comparable measure calculated and presented in accordance with GAAP. Also, as noted in our prior comment, help us better understand why you appear to be making cash-based adjustments to a non-GAAP performance measure. We refer you to Questions 100.04 and 100.05 in the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Response:

We respectfully acknowledge the Staff’s comments. We will no longer present the Adjusted Free Cash Flow (“AFCF”) metric in future filings subject to Regulation S-K Item 10(e)(1)(ii)(A) except to the extent disclosure is required in the “Compensation Discussion and Analysis” section of our annual proxy statement as a result of our use of the AFCF metric in our executive compensation program, in which case appropriate disclosures will be provided in accordance with Instruction 5 to Item 402(b) of Regulation S-K and Question 108.01 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

When we present the AFCF metric going forward, including in future earnings releases furnished to the Commission, we will revise our presentation to (1) discontinue presenting AFCF over a two-year period, (2) treat AFCF as a liquidity measure, and (3) reconcile AFCF to the “Net cash flow from operating activities” line on the Company’s Consolidated Statement of Cash Flows. We will also revise the definition of the metric to be equal to cash flow from operating activities less payments for property and equipment plus or minus special items. Because our computation differs from the calculation of free cash flow prescribed in Question 102.07 in the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures due to adjustments for special items, we intend to continue identifying this metric as “Adjusted Free Cash Flow” where presented.

In future earnings releases furnished to the Commission, we intend to include the following updated disclosure (showing changes from the language included in Exhibit 99.1 to our Current Report on Form 8-K furnished on May 8, 2024 to facilitate the Staff’s review of the updates).

Presentation of Non-GAAP information

The company uses non-GAAP financial performance and liquidity measures to supplement the financial information presented on a GAAP basis. These non-GAAP financial measures should not be considered in isolation from, or as a substitute for, the related GAAP measures, nor should they be considered superior to the related GAAP measures and should be read together with financial information presented on a GAAP basis. Also, our non-GAAP measures may not be comparable to similarly titled measures of other companies.

Management and the company’s Board of Directors (the “Board”) regularly use Corporate – General and administrative expenses, Operating expenses, Operating income, Income before income taxes, Provision for income taxes, Net income attributable to TEGNA Inc., and Diluted earnings per share, each presented on a non-GAAP basis, for purposes of evaluating company performance. Management and the ~~our~~ Board ~~of Directors~~ also use Adjusted EBITDA and Adjusted free cash flow to evaluate company performance and liquidity, respectively. ~~Furthermore, t~~The Leadership Development and Compensation Committee of our Board ~~of Directors~~ uses non-GAAP measures such as Adjusted EBITDA, non-GAAP net income, non-GAAP EPS, and Adjusted free cash flow to evaluate and compensate senior management~~’s performance~~. The Board uses Adjusted free cash flow in its periodic assessments of, among other things, repurchases of the company’s common stock, the company’s dividends, strategic opportunities and long-term debt retirement. The company, therefore, believes that each of the non-GAAP measures presented provides useful information to investors and other stakeholders by allowing them to view our business through the eyes of management and our Board ~~of Directors~~, facilitating comparisons of results across historical periods and focus on the underlying ongoing operating performance of our business. The company also believes these non-GAAP measures are frequently used by investors, securities analysts and other interested parties in their evaluation of our business and other companies in the broadcast industry.

The company discussed in this release non-GAAP financial performance and liquidity measures that exclude from its reported GAAP results the impact of “special items” consisting of asset impairment and other, M&A-related costs, retention costs, workforce restructuring and a gain on investment. The company believes that such expenses and gains are not indicative of normal, ongoing operations. While these items should not be disregarded in evaluation of our earnings or liquidity performance, it is useful to exclude such items when analyzing current results and trends compared to other periods as these items can vary significantly from period to period depending on specific underlying transactions or events that may occur. Therefore, while we may incur or recognize these types of expenses, charges, ~~and~~ gains, payments and receipts in the future, the company believes that removing these items for purposes of calculating the non-GAAP financial measures provides investors with a more focused presentation of our ongoing operating performance.

The company also discusses Adjusted EBITDA (with and without stock-based compensation expense), a non-GAAP financial performance measure that it believes offers a useful view of the overall operation of its businesses. The company defines Adjusted EBITDA as net income attributable to TEGNA before (1) net income (loss) attributable to redeemable noncontrolling interest, (2) income taxes, (3) interest expense, (4) interest income, (5) other non-operating items, net, (6) M&A-related costs, (7) asset impairment and other, (8) workforce restructuring, (9) employee retention costs, (10) depreciation and (11) amortization of intangible assets. The company believes these adjustments facilitate company-to-company operating performance comparisons by removing potential differences caused by variations unrelated to operating performance, such as capital structures (interest expense), income taxes, and the age and book appreciation of property and equipment (and related depreciation expense). The most directly comparable GAAP financial measure to Adjusted EBITDA is Net income attributable to TEGNA. Users should consider the limitations of using Adjusted EBITDA, including the fact that this measure does not provide a complete measure of our operating performance. Adjusted EBITDA is not intended to purport to be an alternate to net income as a measure of operating performance or to cash flows from operating activities as a measure of liquidity. In particular, Adjusted EBITDA is not intended to be a measure of cash flow available for management’s discretionary expenditures, as this measure does not consider certain cash requirements, such as working capital needs, capital expenditures, contractual commitments, interest payments, tax payments and other debt service requirements.

This earnings release also discusses Adjusted free cash flow ~~and Adjusted free cash flow as a percentage of revenues~~, a non-GAAP ~~performance~~ liquidity measure~~s. that the Board of Directors uses to review the performance of the business and compensate senior management. Adjusted free cash flow is reviewed by the Board of Directors as a percentage of revenue over a trailing two-year period (reflecting both an even and odd year reporting period given the political cyclicality of our business).~~ The most directly comparable GAAP financial measure to Adjusted free cash flow is Net ~~income attributable to TEGNA~~ cash flow from operating activities. Adjusted free cash flow is calculated as net cash flow from operating activities less payments for purchases of property and equipment plus or minus special items. The company removes special items affecting cash flow from operating activities because we do not consider these items to be indicative of its underlying cash flow generation for the reporting period. ~~Adjusted EBITDA (as defined above), further adjusted by adding back (1) employee stock-based compensation awards, (2) Company stock 401(k) match contributions, (3) syndicated programming amortization, (4) dividends received from equity method investments, (5) reimbursements from spectrum repacking, (6) proceeds from company-owned life insurance policies and (7) interest income. This is further adjusted by deducting payments made for (1) syndicated programming, (2) pension, (3) interest, (4) taxes (net~~

~~of refunds) and (5) purchases of property and equipment.~~ Adjusted free cash flow is not intended to be a measure of residual cash available for management’s discretionary use since it omits significant sources and uses of cash flow including mandatory debt repayments ~~and changes in working capital~~.

Our tabular reconciliation of free cash flow for the most recent quarter ended March 31, 2024 is recast below showing AFCF using the new definition (in thousands):

Quarter ended
March 31, 2024

Net cash flow from operating activities (GAAP basis)	$ 100,380

Purchase of property and equipment	(4,911)

Special items:
M&A-related costs	1,348
Workforce restructuring	1,039
Contractual termination penalty	1,097

Adjusted free cash flow (non-GAAP basis)	$ 98,953

We trust that these responses have addressed the Staff’s comments. If you have further comments or questions concerning the above responses, you may contact our Senior Vice President and Controller, Cam McClelland, at (703) 873-6830.

Sincerely,

/s/ Julie A. Heskett

Senior Vice President and

Chief Financial Officer

TEGNA Inc.